

Mail Stop 3561

April 20, 2010

Jan Carlson
Chief Executive Officer
Autoliv, Inc.
World Trade Center
Klarabergsviadukten 70, SE-107 24
Stockholm, Sweden

      Re: Autoliv, Inc.
             Form 10-K for fiscal year ended December 31, 2009
             Filed February 19, 2010
             File No. 001-12933

Dear Mr. Carlson:

      We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

                               Sincerely,

                               Max A. Webb
                               Assistant Director

cc: David Brown, Esq.
        Fax: (202) 756-3333